

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4546

April 18, 2017

Harlan W. Waksal, M.D.
President and Chief Executive Officer
Kadmon Holdings, Inc.
450 East 29th Street
New York, NY 10016

> **Re: Kadmon Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 10, 2017**
> **File No. 333-217230**

Dear Dr. Waksal:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Josh Samples at (202) 551-3199 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Sophia Hudson
Davis Polk & Wardwell LLP